Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Visa Inc. and subsidiaries:

We consent to the incorporation by reference in the registration statements (No. 333-150426 and No. 333-157191) on Form S-8 and (No. 333-159001) on Form S-3 of Visa Inc. (the Company) of our report dated November 19, 2010, with respect to the consolidated balance sheets of Visa Inc. and subsidiaries as of September 30, 2010 and 2009, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2010, and the effectiveness of internal control over financial reporting of Visa Inc. as of September 30, 2010.

/s/ KPMG LLP

San Francisco, California

November 19, 2010